Exhibit 12.1

Landmark Infrastructure Partners LP

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

	Landmark Infrastructure Partners LP (3)				Predecessor to Landmark Infrastructure Partners LP (3)
				Period From	Period From
	Three Months Ended	Year Ended	Year Ended	November 19, 2014 to	January 1, 2014 to	Year Ended	Year Ended
	March 31, 2016	December 31, 2015	December 31, 2014	December 31, 2014	November 19, 2014	December 31, 2013	December 31, 2012
Earnings:(1)
Income before income taxes	$(427,626)	$(434,080)	$2,860,628	$(2,698,348)	$5,558,976	$5,647,830	$1,082,382
Add (deduct):
Fixed charges	2,347,491	8,398,089	7,831,847	360,689	7,471,158	5,406,753	1,957,834
Capitalized interest	—	—	—	—	—	—	—
Total earnings	$1,919,865	$7,964,009	$10,692,475	$(2,337,659)	$13,030,134	$11,054,583	$3,040,216
Fixed charges:(1)
Interest expense	$2,347,491	$8,398,089	$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834
Capitalized interest	—	—	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—	—	—
Total fixed charges	$2,347,491	$8,398,089	$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834

Ratio of Earnings to Fixed Charges	— (2)	— (2)	1.37x	— (2)	1.74x	2.04x	1.55x
Ratio of Earnings to Fixed Charges and Preferred Distributions (4)	— (2)	— (2)	1.37x	— (2)	1.74x	2.04x	1.55x

(1)

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and estimate of interest in rent expense.

(2)

Earnings were inadequate to cover fixed charges by $0.4 million, $0.4 million and $2.7 million for the three months ended March 31, 2016, for the year ended December 31, 2015 and for the period from November 19, 2014 to December 31, 2014, respectively.

(3)

Prior-period financial information has been retroactively adjusted for certain assets acquired during the year ended December 31, 2015. For further information, see the financial statements and the accompanying notes and other information included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 16, 2016.

(4)

The Ratio of Earning to Fixed Charges and Preferred Distributions was equal to the Ratio of Earning to Fixed Charges for the periods presented because no Series A Preferred Units were issued prior to March 31, 2016.